SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BRIAZZ, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

10782M104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 10782M104

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Victor D. Alhadeff
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,000,496
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 1,000,496
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,496
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 16.6%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 10782M104

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Alhadeff Limited Partnership II
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization A Washington Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 473,807
	(6)	Shared Voting Power -0-
	(7)	Sole Dispositive Power 473,807
	(8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 473,807
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 8.1%
12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 10782M104

Item 1 (a)	Name of Issuer:
BRIAZZ, INC.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
3901 7th Ave South, Suite 200 Seattle, WA 98108
Item 2 (a)	Name of Person Filing: a. Victor D. Alhadeff b. Alhadeff Limited Partnership II
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
a. 3901 7th Ave South, Suite 200 Seattle, WA 98108 b. 3901 7th Ave South, Suite 200 Seattle, WA 98108
Item 2 (c)	Citizenship: (a) United States (b) A Washington limited partnership
Item 2 (d)	Title of Class of Securities: common stock, without par value
Item 2 (e)	CUSIP Number:
10782M104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
a. 1,000,496 shares of common stock consisting of 331,019 shares held directly, 101,430 shares issuable upon exercise of warrants exercisable at $5.74 per share, 94,240 shares issuable upon the exercise of stock options, of which 61,801 are exercisable at $1.50 per share, 500 are exercisable at $2.34 per share, 28,579 are exercisable at $4.70 per share, 3,260 are exercisable at $6.00 per share and 100 are exercisable at $1,632 per share, and 473,807 shares held by Alhadeff Limited Partnership II.

b. 473,807 shares of common stock.

(b)	Percent of Class:
a. 16.6% b. 8.1%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
a. 1,000,496 b. 473,807
(ii)	Shared power to vote or to direct the vote
a. -0- b. -0-
(iii)	Sole power to dispose or to direct the disposition of
a. 1,000,496 b. 473,807
(iv)	Shared power to dispose or to direct the disposition of
a. -0- b. -0-
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 10782M104

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003
By: /s/ Victor D. Alhadeff Victor D. Alhadeff
Date: February 13, 2003
Alhadeff Limited Partnership II By: /s/ Victor D. Alhadeff Name: Victor D. Alhadeff Its:

EXHIBIT A

Agreement of Joint Filing

BRIAZZ, INC.

Common Stock, without par value

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February ___, 2003.

/s/ Victor D. Alhadeff Victor D. Alhadeff
Alhadeff Limited Partnership II By: /s/ Victor D. Alhadeff Victor D. Alhadeff Its: